Exhibit 99.1

News Release

BROOKFIELD RESIDENTIAL COMPLETES ANNUAL FILINGS

Calgary, Alberta, February 17, 2012 – (BRP: NYSE/TSX) Brookfield Residential Properties Inc. (“Brookfield Residential”) announced that it has filed its 2011 Annual Report, including its audited financial statements for the year ended December 31, 2011, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available on Brookfield Residential’s website at www.brookfieldrp.com and a hard copy will be provided to shareholders free of charge upon request.

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Brookfield Residential Properties Inc. is a North American land developer and homebuilder, active in ten principal markets with over 100,000 lots controlled. We entitle and develop land and build homes for our own communities, as well as sell lots to third-party builders.  The company is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol BRP. For more information, please visit our website at www.brookfieldrp.com.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:	Media:
Linda Northwood Director, Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfieldrp.com	Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Email: andrew.willis@brookfield.com